

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Redgie Green
Chief Executive Officer
Atlas Technology Group, Inc.
PO Box 147165
Lakewood, CO 80214

>   **Re: Atlas Technology Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Filed August 2, 2021**
>   **File No. 000-28675**

Dear Mr. Green:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

Cautionary Note Regarding Forward-Looking Statements, page 2

1.   We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete any references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

Item 7: Certain Relationships and Related Transactions
Consulting Fees - Related Party, page 25

2.   Please reconcile your statement here that, during the three and six months ended June 30, 2021, you accrued consulting fees of $15,000 payable to your former controlling shareholder with your disclosure on page F-24 that $5,000 in consulting fees were paid to your current controlling shareholder and $10,000 in consulting fees were paid to your former controlling shareholder during the same period.

Condensed Unaudited Financial Statements
Condensed Unaudited Statements of Changes in Shareholders' Deficit, page F-19

3.   This statement contains captions for balances as of March 31, 2020 and June 30, 2020 in two places. Please revise the label of the second set of dates to "March 31, 2021" and "June 30, 2021."

General

4.   Please file the bylaws of the company. Please refer to Item 601(b)(3)(ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Littman